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SECURI[illegible] 07002468 [illegible]N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44934

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LM Anderson Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

335 Madison Avenue - 11th Floor
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Anci 212-652-3295
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

143 Weston Road (Address) Weston (City) CT (State) 06883 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ____Chris Anci________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____LM Anderson Securities, LLC________________________________, as of __December 31,____________________, 2006_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EVA LUI
Notary Public, State of New York
No. 01LU6089931
Qualified in New York County
Commission Expires Mar. 31, 2007

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LM ANDERSON SECURITIES, LLC

CONTENTS

Halpern & Associates, LLC
Certified Public Accountants and Consultants
143 Weston Road • Weston, CT 06883 • (203)227-0313 • FAX (203)226-6909 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Members
LM Anderson Securities, LLC

We have audited the accompanying statement of financial condition of LM Anderson Securities, LLC (the "Company") as of December 31, 2006 and the related statement of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of LM Anderson Securities, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 to 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Halpern & Associates, LLC

Weston, Connecticut
February 9, 2007

LM ANDERSON SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$	8,128
Receivable from broker		50,512
Prepaid expense		9,365
TOTAL ASSETS	$	68,005

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accrued expenses and other liabilities	$	1,700
MEMBERS' EQUITY		66,305
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	68,005

The accompanying notes are an integral part of this statement.

LM ANDERSON SECURITIES, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUE		
Commission income		$203,597
Interest and dividend income		475
TOTAL REVENUE		204,072
EXPENSES		
Commission expense	$ 40,719	
Clearance and floor brokerage	17,929	
Office supplies and expenses	9,976	
Professional fees	4,175	
Regulatory fees	1,657	
Miscellaneous	1,230	
Tickers and research	700	
Subscriptions and dues	375	
Insurance	368	
TOTAL EXPENSES		77,129
INCOME BEFORE PROVISION FOR INCOME TAXES		126,943
PROVISION FOR INCOME TAXES		3,835
NET INCOME		$ 123,108

The accompanying notes are an integral part of this statement.

LM ANDERSON SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

Members' equity - January 1, 2006	$	62,772
Capital contributions		425
Net Income		123,108
Capital withdrawals		(120,000)
Members' equity - December 31, 2006	$	66,305

The accompanying notes are an integral part of this statement.

LM ANDERSON SECURITES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES		
Net Income		$123,108
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Receivable from broker	$(22,353)	
Prepaid expense	(8,775)	
Increase (decrease) in operating liabilities:		
Accrued expenses and other liabilities	(300)	
TOTAL ADJUSTMENTS		(31,428)
NET CASH PROVIDED BY OPERATING ACTIVITIES		91,680
CASH FLOW USED IN FINANCING ACTIVITIES:		
Capital contributions	425	
Capital withdrawals	(120,000)	
NET CASH USED BY FINANCING ACTIVITIES		(119,575)
NET DECREASE IN CASH		(27,895)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		36,023
CASH AND CASH EQUIVALENTS AT END OF YEAR		$ 8,128

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Income taxes paid	$ 3,835
Interest and dividends received during the year	475

The accompanying notes are an integral part of this statement.

LM ANDERSON SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2006

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

LM Anderson Securities, LLC (the "Company") was organized in the State of Connecticut in April 1999 and began doing business as a registered broker-dealer in securities with the Securities and Exchange Commission in May 1999. In this capacity, it executes both riskless principal and agency transactions for its customers through its broker, Matrix Capital Group, Inc. ("Matrix").

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company introduces its customer transactions to Matrix Capital who has a correspondent relationship for execution and clearance with its clearing broker in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain related to the Company's customers. As of December 31, 2006, amounts were owed to the clearing broker by these customers, who were in connection with normal, delivery-against-payment, cash-account transactions. After December 31, 2006, all amounts related to such transactions were received from customers. Securities purchased by customers in connection with those transactions are held by the clearing broker as collateral for the amounts owed.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenues and expenses on a settlement date basis.

Security transactions and financing with the clearing broker are classified as operating activities on the statement of cash flows since this is the Company's principal business.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

3. RECEIVABLE FROM BROKER

Matrix provides licensed management, supervision, and compliance. Furthermore, a Matrix representative serves as the President of the Company. In consideration, Matrix receives a fee calculated according to terms set forth in the agreement. Additionally, Matrix receives a fixed monthly fee to cover overhead costs. The financial statements reflect fees of $7,730 relating to this arrangement. At December 31, 2006 the company is owed $50,512 by Matrix.

4. INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns. The Company is however subject to the New York City Unincorporated Business Tax which comprises the provision for taxes that is included in the financial statements.

5. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $6,329, which exceeded the minimum requirement of $5,000 by $1,329. The Company's ratio of aggregate indebtedness to net capital was .27 to 1.

LM ANDERSON SECURITIES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15C3-1

DECEMBER 31, 2006

CREDITS		
Members' equity		$ 66,305
DEBITS		
Receivable from broker	$ 50,512	
Prepaid expense	9,365	
TOTAL DEBITS		59,877
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		6,428
Haircuts on securities positions		99
NET CAPITAL		6,329
Minimum net capital requirement		5,000
EXCESS NET CAPITAL		$1,329

AGGREGATE INDEBTEDNESS	
Accrued expenses and other liabilities	$ 1,700

Ratio of aggregate indebtedness to net capital .27 to 1

STATEMENT PURSUANT TO PARAGRAPH (d)(4) of RULE 17a-5

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See the accompanying Independent Auditor's Report.

LM ANDERSON SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

FOR THE YEAR ENDED DECEMBER 31, 2006

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

See the accompanying Independent Auditor's Report

Halpern & Associates, LLC

Certified Public Accountants and Consultants

143 Weston Road • Weston, CT 06883 • (203)227-0313 • FAX (203)226-6909 • Info@Halpernassoc.com

ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Members of
LM Anderson Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of LM Anderson Securities, LLC (the "Company"), for the year ended December 31, 2006, we considered its internal control, including control activities for of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of LM Anderson Securities, LLC to achieve all the divisions and duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Halpern & Associates, LLC

Weston, Connecticut
February 9, 2007

END